EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Select Comfort Corporation:

We consent to the use of our report dated March 19, 2009, with respect to the consolidated balance sheets of Select Comfort Corporation and subsidiaries as of January 3, 2009 and December 29, 2007, and the related consolidated statements of operations, shareholders’ (deficit) equity, and cash flows for each of the fiscal years in the three-year period ended January 3, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of January 3, 2009, which reports appear in the January 3, 2009 annual report on Form 10-K of Select Comfort Corporation and to the reference to our firm under the heading “Experts” in this Form S-3 registration statement.

Our report dated March 19, 2009 contains an explanatory paragraph that states that the Company’s losses from operations and inability to generate sufficient cash flow to meet obligations and sustain operations raises substantial doubt about its ability to continue as a going concern.  The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of this uncertainty.  Our report also refers to the adoption of the provisions of Financial Accounting Standards Board Statement No. 157, “Fair Value Measurements” and Financial Accounting Standards Board Statement No. 159, “The Fair Value Option for Financial Assets and Liabilities” on December 29, 2007 and Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” on December 30, 2006.

/s/ KPMG LLP

Minneapolis, Minnesota
November 20, 2009